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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

VILLAGE SQUARE II SUITE 252 5100 FALLS ROAD
(No. and Street)

BALTIMORE (City) MARYLAND (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH P. TAYLOR, SR (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD N. COLMAN, CPA, AUDITORS, PA
(Name – *if individual, state last, first, middle name*)

2 RESERVOIR CIRCLE SUITE 100 BALTIMORE MARYLAND 21208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG
RMS

OATH OR AFFIRMATION

I, KENNETH P. TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS, LTD., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 8, 2016

Signature

KENNETH P. TAYLOR, SR. PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II SUITE 252
5100 FALLS ROAD
BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: 8-49577
FINRA Registration Number: 41813

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA, AUDITORS, PA
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

Date of PCAOB Registration Approval: December 17, 2009

(iii) Audit date covered by the Agreement: DECEMBER 31, 2015

(iv) The contractual commitment to conduct the broker's or dealer's annual audit -- (check one)

( ) is for the annual audit only for the fiscal year ending DECEMBER 31, 2015*
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year. Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature] Pres
Name: KENNETH P. TAYLOR, SR President

Date: 1/29/2016

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2015

WITH AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Association
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2015

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS and AUDITORS
A Professional Association
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2015
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Association
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

We have audited the accompanying financial statements of Percival Financial Partners, Ltd. which comprise the statement of financial condition of as of December 31, 2015 and the related statement of income and retained earnings, statement of cash flows, statement of changes in stockholder's equity, computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and schedule of operating expenses as of and for the year then ended and the notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and standards established by the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making these risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to in the first paragraph do present fairly, in all material respects, the financial condition of Percival Financial Partners, Ltd. as of December 31, 2015 and the related statement of income and retained earnings, statement of cash flows, statement of changes in stockholder's equity, computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and schedule of operating expenses as of and for the years then ended and comply with rule 17a-5 of the Securities and Exchange Commission.

Richard N. Colman, CPA, Auditors, PA
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Association

Baltimore, Maryland
January 26, 2016

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	430,030
Accounts Receivable (Notes 1 and 2)	-
Employee and Officer Receivables	600,543
Prepaid Expenses	59,911
TOTAL CURRENT ASSETS	1,090,484
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 3)	116,477
TOTAL FIXED ASSETS, net	5,466
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	-
TOTAL OTHER ASSETS	-
TOTAL ASSETS	1,095,950

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable (Note 1)	29,936
Payroll Taxes Payable	-
Pension Payable (Note 8)	50,385
TOTAL CURRENT LIABILITIES	80,321
TOTAL LIABILITIES	80,321
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings	690,129
TOTAL STOCKHOLDERS' EQUITY	1,015,629
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,095,950

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

	$	%
COMMISSION INCOME	4,649,391	100.00
COST OF COMMISSIONS		
Execution Expense	-	0.00
Clearance Expense	91,820	1.97
Fees Expense	-	0.00
TOTAL COST OF COMMISSIONS	91,820	1.97
GROSS PROFIT	4,557,571	98.03
OPERATING EXPENSES (See Schedule)	3,779,518	81.29
NET INCOME (LOSS) FROM OPERATIONS	778,053	16.73
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	8,542	0.18
Miscellaneous Income	-	0.00
Loss on Abandonment of Asset	-	0.00
TOTAL OTHER INCOME	8,542	0.18
NET INCOME	786,595	16.92
RETAINED EARNINGS, Beginning	139,513	
S Corporation Distributions	(235,979)	
RETAINED EARNINGS, Ending	690,129	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	786,595
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	1,941
Dividend and Interest Income	(8,542)
Increase in Accounts Receivable	129,884
Decrease in Prepaid Expenses	(22,424)
Decrease in Accounts Payable	(1,122)
Increase in Payroll Taxes Payable	-
Increase in Pension Payable	12,552
Total Adjustments	112,289
Net Cash Provided By Operating Activities	898,884
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	8,542
Increase in Employee Receivables	(325,917)
Acquisition of Fixed Assets (Net of Disposition)	-
S Corporation Distributions	(235,979)
Rounding	1
Net Cash Flows From Investing Activities:	(553,353)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	-
NET INCREASE IN CASH	345,531
CASH AND CASH EQUIVALENTS, BEGINNING	84,500
CASH AND CASH EQUIVALENTS, ENDING	430,031
Interest Actually Paid	-
Taxes Actually Paid	-

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	139,513
Additions	0	0	0
Reductions	0	0	(235,979)
Net Income	0	0	786,595
Ending Balance	50,000	275,500	690,129

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

THIS PAGE INTENTIONALLY LEFT BLANK

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Southwest Securities, Inc. (see Note 5 below).

In 2015, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of 2015, hence, the allowance for doubtful accounts as of December 31, 2015 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2015 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	83,537	1,920
Leasehold Improvements	9,310	5,764	3,546
Total Fixed Assets - Cost	$ 121,943	$ 116,477	$ 5,466

Depreciation expense for the year ended December 31, 2015 was $1,941.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2016	53,300
2017	41,572
TOTAL	$ 94,872

Note 5 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into a four year agreement with Southwest Securities, Inc. to provide trading and brokerage services and terminated its relationship with Apex Clearing Corporation on August 13, 2013. Trading and clearing of securities with Southwest Securities, Inc. began on August 13, 2013.

There were no Termination fees associated with the termination of the agreement with Apex Clearing Services.

Termination fees associated with early termination of this agreement with Southwest Securities, Inc. include reasonable expenses incurred by Southwest Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Southwest Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Southwest Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Southwest Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Southwest Securities, Inc. (an amount estimated to be $0)

During 2015, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

Note 5 - OTHER COMMITMENTS (Continued)

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Southwest Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $343,709, aggregate indebtedness of $80,321 with a percentage of aggregate indebtedness to net capital of 23.37%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2015. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2015 this contribution is $50,385.

PERCIVAL FINANCIAL PARTNERS, LTD.

DECEMBER 31, 2015

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Association
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2015, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PA

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AND AUDITORS
A Professional Association

Baltimore, Maryland
January 26, 2016

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Computation of Net Capital

Total Stockholder's Equity	1,015,629
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	1,015,629
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	1,015,629
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $83,537 Accumulated Depreciation)	1,920
Leasehold Improvements (Cost $9,310 less $5,764 Accumulated Depreciation)	3,546
Other Assets	660,454
Total Non-Allowable Assets	665,920
Total Deductions and/or Charges:	665,920
Net Capital Before Haircuts on Securities Positions	349,709
Haircuts on Securities Positions	6,000
Total Haircuts on Securities Positions	6,000
Net Capital	343,709
Total Aggregate Indebtedness	
Accounts Payable	29,936
Payroll Taxes Payable	0
Pension Payable	50,385
Total Aggregate Indebtedness	80,321
Percentage of Total Aggregate Indebtedness to Net Capital	23.37%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above		343,709
Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)	5,355	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		5,355
Excess Net Capital		338,354
Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		335,677

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	343,709
Add:	
Deduct:	
Net Capital per Above	343,709

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2015

	$	%
OPERATING EXPENSES		
Advertising & Promotion	-	-
Automobile	17,428	0
Bank Service Charges	1,828	0
Computer and Data Processing	-	-
Consulting Expense	359,849	8
Contributions	102,520	2
Delivery, Courier and Postage	5,447	0
Depreciation	1,941	0
Dues, Subscriptions, and Publications	233,011	5
Employee Benefits	122,352	3
Entertainment	66,260	1
Insurance	137,872	3
Interest Expense	-	-
Legal and Accounting	167,092	4
Office Expense	20,572	0
Payroll Services	4,217	0
Payroll Taxes	90,503	2
Pension Expense	50,385	1
Rent and Occupancy Expense (Note 4)	51,415	1
Salaries, Wages and Bonuses	1,757,659	38
Salaries - Officer	207,378	4
Taxes and Licenses	3,568	0
Telephone and Communication	40,991	1
Transition Management Service Expense	183,109	4
Travel	154,121	3
TOTAL OPERATING EXPENSES	3,779,518	81.29

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ✻AUDITORS
A Professional Association
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

EXEMPTION REPORT
Under Securities and Exchange Commission Rule 15c3-3 (k)(2)(ii)

For the period January 1, 2015 through December 31, 2015 and the year then ended Percival Financial Partners, Ltd. claimed an exemption from Rule 15c3-3 under the provisions in Paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit a customer funds and securities to such clearing broker-dealer.

Our consideration of the claimed exemption met the requirements under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board.

To the best of our knowledge and belief Percival Financial Partners, Ltd. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2015, without exception.

Richard N. Colman, CPA, Auditors, PA
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS✻AUDITORS
A Professional Association

Baltimore, Maryland
January 26, 2016

PERCIVAL FINANCIAL PARTNERS, LTD.

VILLAGE SQUARE II • 5100 FALLS ROAD, SUITE 252 • BALTIMORE, MD 21210 • 410-323-5333 • FAX: 410-323-2215 • 800-949-0799

January 22,2016

FINRA
701 Market Street
Philadelphia, PA 19106

Reference: **Exemption Report**
Percival Financial Partners, Ltd. CRD# 41813

For the period January 1, 2015 through December 31, 2015 Percival Financial Partners, LTD. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducting broker-dealers, clear all customer transactions on a fully- disclosed basis with a clearing broker-dealer, and who promply transmit all customer funds and securities to such clearing broker- dealer.

To the best of our knowledge and belief the firm met the identified exemption provision in paragraph (k)(2)(ii) throughout the most recent fiscal year ending December 31, 2015s without exception.

Respectfully submitted,

Kenneth P. Taylor, Sr.
President/ CEO

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2016